ARIS P.E. 12-31-04

DAG + MEDIA INC

ANNUAL REPORT

DECEMBER 31, 2004

DAG MEDIA Inc.
125-10 Queens Blvd., Suite 14, Kew Gardens, NY 11415
MAIN OFFICE: 718-520-1000 • FAX: 718-793-2522
NASDAQ:DAGM

Dear Shareholders,

Seeking to enhance value to our shareholders and acting in the best interests of our shareholders was always and will always be my ultimate goal. For this reason, when an opportunity arose in August 2004 to sell our wholly-owned subsidiary, Blackbook Photography Inc., at a price that was determined by our management and our Board of Directors to be fair, appropriate and in the best interests of our company and our shareholders, we decided to accept the deal and consummate the sale. As a result of that sale and other operating results for fiscal 2004, we completed a profitable year with a cash dividend distributed to our shareholders.

As you probably know, we have also previously announced our intention to sell our two remaining directories. At this time, no buyers have been identified nor have any deal terms been agreed upon.

Based upon the assumption that these remaining directories will be sold in fiscal 2005 and in order to demonstrate our appreciation and gratitude to our shareholders, we have announced a quarterly dividend program for fiscal 2005.

Our plan for the future is to identify and acquire a profitable business with potentially larger operations that we believe may be more suitable as a publicly-traded company, especially in light of the increasing costs of being a publicly-traded company, and in particular, as a result of the added costs of compliance with the new provisions of Sarbanes-Oxley. Although we cannot assure you that our divestiture and acquisition strategy will be successful, we are diligently and constantly examining opportunities, which fit the criteria we have set for ourselves.

I hope to announce the results of this quest in the near future.

I wish us all a prosperous and successful year.

Sincerely,

Assaf Ran
CEO and Chairman of the Board
DAG Media, Inc.

We publish and distribute print and online business directories for domestic niche markets in the nation. Our principal source of revenue comes from the sale of ads in these directories. As a sales incentive, we also provide our advertisers with added values, such as a referral service and consumer discount club. We also operate Internet portals, *JewishYellow.com* targeting worldwide Jewish communities and *JewishMasterGuide.com*, targeting the ultra-orthodox and Hasidic communities.

Our principal directories are: the *Jewish Israeli Yellow Pages*, a bilingual, English and Hebrew, yellow page directory distributed free through local commercial and retail establishments in the New York metropolitan area and Florida. The *Jewish Master Guide,* also known as the *Kosher Yellow Pages*, is a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities in the New York metropolitan area and Florida.

Blackbook Photography Inc., our wholly owned subsidiary was sold on August 24, 2004 to Modern Holding Incorporated for $2.25 Million.

Products and Services

The Jewish Israeli Yellow Pages. The *Jewish Israeli Yellow Pages* is a bilingual yellow page directory that is distributed free through local commercial and retail establishments in the New York metropolitan, New Jersey and Florida. All ads in the *Jewish Israeli Yellow Pages* are in English and Hebrew unless the advertiser specifically requests that the ad be in English only. The *Jewish Israeli Yellow Pages* is organized according to the Hebrew alphabet, although it is indexed in both Hebrew and English. We believe that the *Jewish Israeli Yellow Pages* is used principally by persons whose native language is Hebrew and by other members of the Jewish community whether or not they speak Hebrew. The *Jewish Israeli Yellow Pages* was first published in February 1990 and has been published in February and August of each year since 1991. The *Jewish Israeli Yellow Pages* is also available online at our website *JewishYellow.com.*

The layout, design, editing and proofreading for the *Jewish Israeli Yellow Pages* is done domestically. Since August 2004, the directory has been printed domestically by Quebecor World (USA) Inc., and is no longer shipped to Israel for printing. The printed directories are transported to our main office in New York for distribution. We believe that replacing the Israeli printer - HaMakor with the domestic directory printer – Quebecor has lowered our cost, including shipping costs, improved the quality of the directory and increased our responsiveness to customers. Quebecor is a well-known printer who specializes in the printing of yellow page directories and is known for its printing quality, high standards and timely service.

The Jewish Master Guide (Also known as the *Kosher Yellow Pages*). In October 1998 we published the first edition of the *Jewish Master Guide*, a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities in the New York metropolitan area. We produce the *Jewish Master Guide* and its similar companion, the *Kosher Yellow Pages*, in the same manner as the *Jewish Israeli Yellow Pages*, and starting with the December 2003 edition, we have printed these Guides domestically with Quebecor World (USA) Inc, a directory printer. The *Jewish Master* and *Kosher Guides* differ from the *Jewish Israeli Yellow Pages* in that they are published in English only, and they do not advertise products or services that might offend the Hasidic and ultra-Orthodox Jewish communities. Distribution is accomplished by placing copies of the directories in synagogues, community centers and businesses located in Hasidic and ultra-Orthodox neighborhoods. The *Jewish Master* and *Kosher Guides* are also available online on our website www.JewishMasterGuide.com and www.theonlykosherdirectory.com.

We provide the following additional services for our advertisers.

www.dagmedia.com Our website, launched in 1995, serves as a "portal" with links to a variety of sites on the web, particularly those that carry information and news that may be of particular interest to specified users. We also develop websites for our advertisers for a fee. We further enhanced our website by providing links community-focused yellow page directories, by including information and by creating strategic alliances with other Internet portals.

The Referral Service. The *Referral Service* provides added value to users of and advertisers in our directories. Potential consumers who are looking to purchase goods or services call the *Referral Service* and an operator directs them to one or more advertisers in our directories. Tourists also call the *Referral Service* with questions involving travel, lodging, visa issues, driver's license issues and the like. Finally, advertisers use the *Referral Service* as a tool to generate new business. The telephone number for the *Referral Service* is published throughout our various directories as well as various newspapers serving different communities.

Discount Club. We established a program under which participating advertisers have agreed to give discounts to customers who introduce the specific directory's Discount Card. This card is distributed with the directories or can be ordered directly from our offices. By presenting the card at participating establishments, consumers can receive up to a 10% discount.

We buy paper for our directories at prevailing prices. Accordingly, we do not depend on any single source of supply although we are subject to market forces that affect the price of paper. Paper costs fluctuate according to supply and demand in the marketplace. In addition, paper costs can be affected by events outside of our control, such as fluctuations in currency rates, political events, global economic conditions, environmental issues and acts of nature.

Growth Strategy

On January 7, 2005, the Company announced its intention to sell its classified directories business, consisting of the *Jewish Israeli Yellow Pages* and the *Master* or *Kosher Guide*. The sale would include applicable trademarks, tradenames and other intellectual property. The Company decided to seek a buyer for its directories business because the complexity, scale and probable margins of this business makes the costs of compliance with new regulatory requirements for public companies, under Sarbanes-Oxley and other government strictures, prohibitive.

While seeking to sell our classified directories business we will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company. The Company believes that sale of its directories business and acquisition of a new business more suitable for operation in a public company is the best way to enhance shareholder value and optimize asset growth.

In the meantime, the Company will continue to publish and expand its existing niche and ethnic directories and maintain our expansion capability through the retention of additional sales personnel and sales offices.

We plan to increase sales of advertisements in our directories through the following:

- convince current and potential advertisers that DAG Media's directories are and will be used by a sufficient number of their potential customers to make it worthwhile and cost effective for them to continue or begin advertising in DAG Media's directories;
- manage the production, including advertisement sales, graphic design, layout, editing and proofreading, of multiple directories addressing different markets in varying stages of development;
- attract, retain and motivate qualified personnel;
- provide high quality, easy to use and reliable directories;
- establish further brand identity for our directories;
- develop new and maintain existing relationships with advertisers without diverting revenues from our existing directories;
- develop and upgrade our management, technical, internal controls, information and accounting systems;
- respond to competitive developments promptly;
- introduce enhancements to our existing products and services to address new technologies and standards and evolving customer demands;

- control costs and expenses and manage higher levels of capital expenditures and operating expenses; and
- maintain effective quality control overall of our directories.

Our failure to achieve any of the above in an efficient manner and at a pace consistent with the growth of our business could adversely affect our business, financial condition and results of operations.

In order to prepare for the growth of the Company's directories in 2005, during fiscal year 2004 we hired and trained new sales representatives to promote and sell for all of the Company's directories. By the end of 2004 we dedicated six sales offices for advertisement sales for the *Jewish Israeli Yellow Pages* directory and five offices dedicated for advertisement sales for the *Jewish Master Guide* directory. In 2004, we opened a new sales office of the *Jewish Master Guide* directory in Astoria NY.

Sales

Advertisements for the directories are sold through our network of trained sales representatives, some of which are directly employed by the Company and some of which are sales agencies, paid solely on a commission basis. There are approximately 100 sales representatives in our network including those employees hired by the respective sales agencies with which we have agency agreements. In 2004, we opened a new sales office for the *Jewish Master Guide* directory in Astoria, New York.

Under our agreements with the sales agencies, they may not sell advertising for any directories other than those we publish. Generally, each sales agency is responsible for all fixed costs relating to its operations. We pay sales commissions to the agencies, which in turn, pay commissions to the individual sales representatives who sell the ads. The commissions payable to the individual sales representatives are prescribed in our agreements with the agencies and are consistent with the commissions we pay to the sales representatives whose services we retain directly.

We are responsible for training programs and materials to our sales offices. Each sales representative, whether retained directly by us or by one of our sales agencies, is trained by his direct sales manager. Generally, training consists of a one-day orientation, during which one of our sales managers educates the sales representative about our business and operations, and a two-week period during which the sales representative receives extensive supervision and support from a sales manager or another experienced sales representative.

Under the Company's agreements with its sales representatives, commissions for employees and independent contractors are paid upon collection. According to the Company's commission payments policy, any collections made for sale of ad space for the Company's yellow page directories are subject to commission payments with no time limit.

Marketing Strategy

We are now focused on the potential sale of our classified directories business and are actively looking for a suitable buyer because the complexity, scale and probable margins of this business makes the costs of compliance with new regulatory requirements for public companies, under Sarbanes-Oxley and other government strictures, prohibitive.

At the same time, we are seeking to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company.

The *Jewish Israeli Yellow Pages* and *Jewish Master Guide* are marketed to the Jewish and Israeli communities living in the New York metropolitan area, New Jersey, Connecticut and Florida. According to the American Jewish Congress, there are approximately two million Jews living in this market, representing approximately 10.6% of the total population. We believe that the Jewish population has higher than average disposable income, is well educated and possesses a strong sense of community. In addition, while there is no precise data as to the number of Israeli immigrants living in these areas, we believe the number is substantial. Moreover, a significant number of Israeli tourists visit the area annually. Accordingly, we believe that advertisers are attracted to the *Jewish Israeli Yellow Pages* as a way to advertise directly to this market.

We further believe that the Jewish population in our covered areas is likely to use the *Jewish Israeli Yellow Pages* because of the impression that businesses that advertise in the *Jewish Israeli Yellow Pages* support or are affiliated with the Jewish community. In the case of the *Jewish Master Guide*, users can be comfortable knowing that none of its advertisers will offend their religious beliefs. We also believe that our advertising rates are attractive, particularly to small businesses that cannot afford to advertise in the other mainstream yellow page directories.

Government Regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

In our markets, the yellow page advertising market is dominated by Verizon, Bell South, SBC and Yellow Book. In addition, there are a number of independent publishers of yellow page directories, including bilingual directories for specific ethnic communities. There are also independent publishers of yellow page directories that publish community or neighborhood directories. However, we are not aware of any other Hebrew-English yellow page directories in the area. By focusing on the special needs of the Hebrew speaking, we believe that we have identified niche markets that allow us to compete effectively with our larger rivals.

Even though both the *Jewish Israeli Yellow Pages* and the *Master/Kosher Guide* directories have no significant competition there are virtually no barriers to entry in this market, and any company with a reasonable amount of capital, is a potential competitor.

In addition, the Internet is growing rapidly and is a current and potential source of even greater competition. There are a number of online yellow page directories, including SuperPages, owned by Verizon. Finally, strategic alliances could give rise to new or stronger competitors. Many of our competitors, can reduce advertising rates, particularly where other revenues can subsidize its directory operations and make advertising in our directories less attractive. In response to competitive pressures, we may have to increase our sales and marketing expenses or reduce our advertising rates.

Intellectual Property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the Federal Trademarks & Patents Office, of the United States and some of our trade names in New York and New Jersey states. In addition, every directory we publish has been registered with the United States copyright office. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take steps to enforce, our intellectual property rights. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claims that we have violated a trademark, trade name, service mark or copyright belonging to them. These claims, if meritorious could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

Employees

As of December 31, 2004 we employed a total of 24 people, including full-time, part-time and temporary employees as well as service providers all of whom are filling executive, managerial and administrative positions at the accounting and production departments. Finally, we had a network of approximately 100 sales representatives, 7 contracted by us and 93 hired by the sales agencies that sell ads for our directories. We believe that our relationships with our employees and contractors are good. None of our employees is represented by a labor union.

Description of Property

Our executive and principal operating office is located in Queens, New York in 3,000 square feet. This space is occupied under a lease that expires on November 30, 2008. The monthly rent is $5,058. Through 2004, we have also maintained a sales office at 7th Avenue, Manhattan under a lease agreement expiring on January 2007 for $1,805 per month. Starting in June 2004, we leased an additional sales office in Astoria, NY under a lease agreement that expires in May 2007 for $1,400 per month.

Legal Proceedings

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management and counsel, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial position, liquidity or results of operations.

On February 24, 2004 the Jewish Sephardic YellowPages Ltd. (the "Plaintiff") filed a claim against the Company in the U.S. District Court for the Eastern District of New York, challenging the Company's ownership of its federally registered trademark "Kosher Yellow Pages" and seeking declaratory judgment, injunctive relief and compensatory, punitive and monetary damages against the Company in connection with the Company's use of the trademark. The Company filed an answer on April 7, 2004 vigorously denying Plaintiff's claims and asserting that there is no basis for liability. The Company has also asserted a counterclaim and third party complaint against Plaintiff and the Plaintiff's owner in which it seeks a declaratory judgment that the Company is the rightful owner of the mark "the Kosher Yellow Pages", and seeking injunctive relief, compensatory, punitive and monetary damages and other relief against the continuing, unauthorized use of this trademark by the Plaintiff. As of December 31, 2004, we asked for the court's permission to file a motion for summary judgment, which was granted, by the court.

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

We currently publish and distribute business directories in print and online. We also operate several websites that complement our directories. The principal source of revenues is derived from the sales of ads in our print and online services. Our yellow pages directories target the niche of the Jewish and Israeli communities living in the New York metropolitan area, New Jersey and Florida. As a sale incentive the Company may also provide added values to the yellow pages advertisers such as a referral service and consumer discount club.

We operate several websites: JewishYellow.com, targeting worldwide Jewish communities, JewishMasterguide.com, targeting the ultra-orthodox and Hasidic communities. Our principal source of revenue derives from the sale of ads in our print and online directories.

On August 24, 2004, the Company sold its wholly owned subsidiary, Blackbook Photography Inc. to Modern Holdings Incorporated, for $2.25 million. Under the stock purchase agreement, $2.125 million was paid in cash at the closing and the additional $125,000 will be held in escrow for the next twelve months pending the resolution of certain open matters. The Company recorded a gain on the sale of the Blackbook net of loss from the operation of Blackbook, amounting to $930,000 which is net of $619,000 for income taxes and $311,000 for finder's fee, compensation to sales franchisees, bonuses to employees and legal expenses.

Accordingly, the Company has reflected the sale of the Blackbook as a discontinued operation in the accompanying financial statements. As a result, revenues, publishing costs, and related expenses have been reclassified in the statement of operations and shown separately as a net amount under the caption loss from discontinued operation for all periods presented. Accordingly, the Company recorded a net loss from discontinued operation totaling $234,343 and a gain of $38,451 for the two years periods ended December 31, 2004 and 2003, respectively.

On January 7, 2005 the Company announced its intention to sell its classified directories business, consisting of the *Jewish Israeli Yellow Pages* and the *Master* or *Kosher Guide*. The sale would include applicable trademarks, trade names and other intellectual property.

The Company decided to seek a buyer for its directories business because the complexity, scale and probable margins of this business make the costs of compliance with new regulatory requirements for public companies, under Sarbanes-Oxley and other government strictures, prohibitive. While seeking to sell its classified directories business, the Company will seek to acquire a new potentially larger and more profitable business, more suitable for operation in a publicly traded company. We have sought to acquire assets to improve earning per share primarily through purchase of undervalued assets.

The Company believes that the sale of its directories business and acquisition of a new business more suitable for operation in a public company is the best way to enhance shareholder value and optimize asset growth.

As of today, the Company cannot guarantee any specific timetable relating to the execution of its new operating plan or to the likely future effect on its financial position. The Company cannot predict future results of operations and liquidity as well as the periods in which material cash outlays are expected and the expected source of funding. However, the Company intends to implement its plan for the satisfaction of its shareholders, to increase its earnings and shareholders' value. In the meantime, the Company intends to continue to publish and seek to expand its existing niche and ethnic directories and continue its dominant position in the Jewish and Israeli niche yellow page markets.

In general, we have sought to acquire assets, or dispose of assets, to increase our earnings, improve earning per share, strengthen current operation, and manage cash reserves, primarily through purchase of undervalued assets or sell existing assets at the right price. Where known, and when not subjected to confidentiality agreements, we will state the periods in which material cash outlays are expected to occur, the expected amounts, and the expected source of funding.

Advertising fees, whether collected in cash or evidenced by a receivable, generated in advance of publication dates, are recorded as "Advanced billings for unpublished directories" on our balance sheet. Many of our advertisers pay the ad fee over a period of time. In that case, the entire amount of the deferred payment is booked as a receivable. Revenues are recognized at the time the directory in which the ad appears is published. Thus, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on our balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

Payment terms – We generally sell our ad space in the ethnic directories under an installment plan of three to eight payments. The plan provides for a 20% down payment and the balance over the remaining payments. In our sold *New Yellow Manhattan* directory, the policy was similar, except that the basic plan was for a deposit plus additional eight to twelve additional payments.

The principal operating costs incurred in connection with publishing the directories are commissions payable to sales representatives and costs for paper and printing. Generally, advertising commissions that are paid as advertising revenue is collected. We do not have any long-term agreements with paper suppliers or printers. Since ads are sold before we purchase paper and print a particular directory, a substantial increase in the cost of paper or printing costs would reduce our profitability. Administrative and general expenses include expenditures for marketing, insurance, rent, sales and local franchise taxes, licensing fees, office overhead and wages and fees paid to employees and contract workers (other than sales representatives).

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Since our contracts sell ads for two consecutive editions, we recognize 50% of its revenues and charge 50% of its related direct expense upon publication of the first directory whereas the remaining 50% is recognized upon publication of the second edition. Therefore, advertising revenues are recognized under the point-of-publication method ("Publication Method"), which is generally followed by publishing companies. Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

As a result of recognizing revenues according to the Publication Method, the Company spreads and allocates its revenues and related direct expenses over the lifetime of the contracts. On the publication of the first of the two directories covered by a contract we recognize 50% of the revenue and related expenses. The remaining 50% of the total contract revenues are presented on the Balance Sheet as "Advance billing for unpublished directories" and are recognized with the publication of the next edition.

By using the Publication Method the Company fairly presents its revenues as well as liabilities to its customers, who under the Company's standards purchase advertisements for two consecutive print editions.

The Company spreads and allocates its revenues and related expenses over the lifetime of the contracts. On the publication of the first of the two directories covered by a contract we recognize 50% of the revenues and related expenses. The remaining 50% of the total contract revenues are presented on the Balance Sheet as "Advance billing for unpublished directories" and are recognized with the publication of the next edition. We believe that this method is the appropriate revenue recognition method and properly presents the revenue of the Company. By using the Publication Method, the Company fairly presents its revenues as well as liabilities to its customers who, under the Company's standard purchase arrangements purchase advertisements for two consecutive print editions.

The Company does not account for its online advertising services since based on customer inquiries and tests we found that our customers place no value on our online services and are not willing to pay for those online services. We have not invested significant funds in our websites, unlike some of our competitors, and our sites are relatively limited and provide basic and minimal services only. Once a customer signs a contract with us, his or her business details are posted on our websites and stay there indefinitely.

The allowance for doubtful accounts is established as losses and are estimated to have occurred through a provision for bad debts charged to operations. The allowances for doubtful accounts is evaluated based on management's periodic review of accounts receivable and is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowances calculation is initially based on an aging of accounts receivable and the publication date of each edition to which the outstanding balances relates. The estimates are based on a preset number of assumptions that consider past experience as well as projection of the Company's ability to collect the receivable balance. The assumptions take into consideration the Company's internal ability for "in-house" collections at a given period (i.e. how many employees are currently fulfilling these positions and their ability to collect) as well as the capability of the third party collecting agency to collect from the submitted accounts at a given period. (i.e. the average aging of the accounts submitted and its total balances). In addition, the Company considers in its assumptions, general financial market conditions as well as the condition of it's customers and adjusts its allowances balance accordingly.

The Company analyzes its receivable on a quarterly basis and takes into consideration significant events such as the disposition of divisions. The Company uses past experience and reality tests in order to set up the most accurate allowances percentage required per each previously printed edition and to eliminate as possible deviations from actual results.

The sale of the *New Yellow Manhattan* directory was a circumstance that immediately resulted in a revised policy and in a change of some of our collections assumptions due to the fact that we kept all related accounts receivables balances. In this case, starting at the end of the third quarter of last year, we increased direct reserves percentage calculated for the *New Yellow Manhattan* directory outstanding account receivable balances and started reserving for a non-published directory even if in most of the cases the vast majority of the accounts were not yet due. Since then we kept analyzing our reserves rate and adjusting it accordingly on a quarterly basis.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto which begin on page 18 of this Annual Report, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Results of Operations

The following table sets forth for the periods presented statement of consolidated operations data as a percentage of advertising revenue. The trends suggested by this table may not be indicative of future operating results.

	2004	2003
Advertising revenues	100.0%	100.0%
Publishing costs	15.2%	18.5%
Gross profit	84.8%	81.5%
Selling expenses	44.2%	40.2%
General and administrative expenses	47.6%	35.9%
Total operating costs and expenses	91.7%	76.1%
Other income, net	9.9%	21.1%
Income from continuing operations before provision for income taxes	3.0%	26.6%
Provision for income taxes	-1.2%	-4.1%
Income from continuing operation	1.8%	22.5%
Discontinued operations, net of taxes	15.6%	0.6%
Net income	17.4%	23.1%

Years Ended December 31, 2004 and 2003

Advertising Revenues

Advertising revenues in 2004 and 2003 were $5,949,000 and $6,921,000, respectively, representing a decrease of $972,000, or 14.04%. This decrease is primarily attributable to the sale of the *New Yellow Manhattan* directory in August 2003, which generated in 2004 revenues of only $464,000 versus $2,234,000 in 2003. The decrease revenues deriving from the sold *New Yellow Manhattan* directory was mainly offset by increased revenues of the *Jewish Master Guide* directory as it reflected in the following table:

	Revenues for the Years Ended	
	December 31, 2004	December 31, 2003
Jewish Israeli Yellow Pages	$3,897,000	$4,229,000
Jewish Master Guide	$1,588,000	$458,000
New Yellow Manhattan (sold in August 2003)	$464,000	$2,234,000
Total Revenues	$5,949,000	$6,921,000

Revenues from the tenth and eleventh editions of the *Jewish Master Guide*, recognized in 2004, were both record highs due to a significant increase in the number of sales representatives dedicated to its sales in 2004, especially after the sale of the *New Yellow Manhattan* directory. Revenues from the *Jewish Israeli Yellow Pages* decreased by $332,000 after few record highs editions in prior years. At December 31, 2004 and 2003, we had 4,276 and 4,650 local advertisers including national advertisers promoting exclusively its local establishments.

The sale of the *New Yellow Manhattan* directory in August 2003, the sale of the various *Blackbook* directories in August 2004 and the rapid increase in the advertiser base for the *Jewish Mater Guide* directory (from 831 in 2003 to 1,583 in 2004) all affected our renewal rate which we estimate at approximately 50 in 2004 and 2003.

Publishing Costs

Publishing costs for 2004 and 2003 were $902,000 and $1,279,000, respectively, representing a decrease of $377,000, or 29.47%. This decrease reflects the lack of printing costs related to the sold *New Yellow Manhattan* directory and the savings of distribution costs resulting from the new and domestic printer the Company started using for both the *Jewish Master Guide* and the *Jewish Israeli Yellow Pages* directories. The decreased publishing costs were slightly offset by the increase in printing costs of both of the Company's directories after a change in their size and formats. As a percentage of advertising revenues, publishing costs were 15.16% in 2004 compared to 18.5% in 2003. The difference in publishing costs can vary as it corresponds to the particular requirements of the directory being published and on the prevailing paper costs.

Selling Expenses

Selling expenses for the years ended December 31, 2004 and 2003 were $2,628,000 and $2,782,000, respectively, representing a decrease of $154,000, or 5.53%. As a percentage of advertising revenues, selling expenses increased to 44.17% from 40.2%. The decrease in selling expenses was attributable to the decrease in the Company's sales. Whereas the increase of selling expenses as a percentage of advertising revenue is attributable to the higher commission and promotions rate the Company pays to both the *Jewish Master Guide* and the *Jewish Israeli Yellow Pages* directories compare with the commission rate previously paid for the *New Yellow Manhattan* directory.

General and Administrative Costs

Administrative and general expenses for 2004 and 2003 were $2,829,000 and $2,483,000, respectively, representing an increase of $346,000, or 13.9%, in 2004. This increase is primarily attributable to legal fees and advertising expenses related to a claim filed against the Company (see Legal Proceedings), totaled approximately $300,000.

Other Income

For the year ended December 31, 2004 we had other income consisting of dividend, interest and realized gains of $587,000 compared to other income of $1,463,000 for the year ended December 31, 2003 including a net profit before provision for income taxes totaled $1,208,000 from the sale of the *New Yellow Manhattan* directory to Yellow Book USA, Inc. In addition, in 2004 a higher portion of the Company's portfolio consisted of stock, and marketable securities, which preformed well in 2004.

Income from Continuing Operations before Provision for Income Taxes

Income from continuing operations before provision for income taxes for the year ended December 31, 2004 was $176,000 compared to $1,841,000 for the year ended December 31, 2003. This decrease of $1,665,000 resulted from decreased revenues on our current publications combined with increased legal and advertising costs related to the litigation filed against the Company. In addition, the gain from the sale of the *New Yellow Manhattan* directory in 2003 of $1,208,000 was included as part of the Company's income from continuing operations whereas in 2004, the sale of the Blackbook Photography Inc., a wholly owned subsidiary of the Company, totaled $930,000 presented separately as net income from discontinued operations.

Provision for Income Taxes

Provision for income taxes in 2004 was $71,000 and $280,000 for the year ended December 31, 2003. The decrease in provision for income taxes reflects the decreased income from continuing operations in 2004, and the presentation of the gain from the sale of the Blackbook Photography Inc. as a discontinued operation, net of income taxes. In addition, effective for the calendar year 2003, the Company changed from a cash basis to an accrual basis of accounting and began preparing and filing out tax returns according to the accrual basis. Therefore, in 2003 the Company utilized tax asset for the expected future tax consequences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry forward, all of those resulted in decreased tax provision.

Discontinued Activity

On August 24, 2004, we sold our wholly owned subsidiary, Blackbook Photography Inc. to Modern Holdings Incorporated, for $2.25 million. The Company's net profit from the sale, after direct related costs of finder's fee, compensation to sales franchisees, bonuses to employees and payments to legal advisors, before provision for income taxes, totaled $1,939,000 in addition to a loss from operations of $390,000. Net gain from discontinued operations totaled $930,000.

The gain from the sale of the Blackbook Photography Inc., was calculated as follows:

	Gain from the Sale of Blackbook Photography Inc.
Cash proceeds	$2,125,000
Amount in escrow account	125,000
	2,250,000
Direct related costs:	
Brokerage fees	90,020
Legal fees	25,461
Compensation, bonuses and other related expenses	195,306
Total direct related costs	310,787
Gain from the sale of Blackbook	**1,939,213**
Loss from discontinued operations	(390,343)
Income from discontinued operations	**1,548,870**
Less of tax provision	(619,000)
Income from discontinued operations, net of taxes	**$929,870**

Net Income Available to Common Shareholders

Net income was $1,035,000 compared to $1,599,000 in 2004 and 2003, respectively. This decrease in net income is primarily attributable to the decrease in both the earnings from continuing operations as well as a lower gain from the sale of the Blackbook Photography Inc. compared with the gain raised from the sale of the *New Yellow Manhattan* directory, in 2003.

Liquidity and Capital Resources

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which has funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our availability to pay operating expenses. We have no debt to third parties or credit facilities. As of December 31, 2004, our funds were invested in money market, preferred stocks, annuities and other marketable securities.

Our lease commitments are as follows:

2005	108,133
2006	103,678
2007	82,951
2008	60,801
Total	$355,563

In addition, the Company has an employment agreement with Assaf Ran. The agreement calls for annual salary of $75,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. As of March 2003, the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000.

At December 31, 2004 we had cash, cash equivalents and marketable securities of $9,984,000 and working capital of $7,987,000 compared to cash and cash equivalents of $8,781,000 and working capital of $7,675,000 at December 31, 2003. The increase in cash and cash equivalents is primarily attributable to the $2.125 million cash provided by the sale of the Blackbook Photography Inc., partly offset by a dividend payment on January 5, 2004 of $744,000. The increase in working capital is primarily attributable to better collection rates of our trade account receivable as well as a decrease in current liabilities due to the sale of Blackbook Photography Inc.

Net cash used by operating activities was $359,000 for the year ended December 31, 2004 compared to net cash provided by operating activities of $647,000 for the year ended December 31, 2003. The decrease in net cash provided by operating activities reflects the decreased earnings from continuing operations.

Net cash provided by investing activities was $3,172,000 for the year ended December 31, 2004 compared to $352,000 for the year ended December 31, 2003. Net cash provided by investing activities in 2004 is primarily the result of the proceeds from sale of marketable securities as well as the $1.8 million cash received from the sale of the Blackbook Photography Inc.

Net cash used in financing activities was $466,000 for the year ended December 31, 2004 compared to net cash provided by financing activities of $72,000 for the year ended December 31, 2003. Net cash used in financing activities in 2004 reflects the $744,000 dividend payments offset by proceeds received due to exercise of the Company's stock options.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the production of our directories and the maintenance of our websites as well as increases in our marketing and promotional activities for the next 12 months.

Recent Technical Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective on January 1, 2006 for small business issuers. The Company will adopt SFAS 123R beginning in the Company's first fiscal quarter of 2006.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Those statements appear in a number of places in this report and include statement regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) our limited operating history, (ii) potential fluctuations in our quarterly operating results, (iii) challenges facing us relating to our growth and (iv) our dependence on a limited number of suppliers. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.



	12/31/2004
Assets	
Current Assets:	
Cash and cash equivalents	$3,547,742
Marketable securities	5,384,025
Short term investment – insurance annuity contract – at fair value	1,052,523
Total cash and cash equivalents, marketable securities and short terms investment	9,984,290
Trade accounts receivable, net of allowance for doubtful accounts of $340,000	1,363,916
Directories in progress	1,488,694
Other current assets	282,113
Total current assets	13,119,013
Property and equipment, net	198,098
Trademarks, net	272,008
Other assets	118,863
Total assets	$13,707,982
Liabilities & Shareholders' Equity	
Current Liabilities:	
Accounts payable and accrued expenses	$199,172
Commissions payable	550,000
Advanced billing for unpublished directories	2,959,788
Dividends payable	867,289
Income taxes payable	543,746
Deferred income taxes	11,541
Total current liabilities	5,131,536
Commitments and contingencies (Note 8)	------
Shareholders' Equity:	
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	------
Common shares - $.001 par value; 25,000,000 authorized; 3,170,190 issued and 3,101,460 outstanding	3,170
Additional paid-in capital	8,497,034
Treasury stock, at cost- 68,730 shares	(231,113)
Deferred compensation	(53,920)
Accumulated other comprehensive income	17,312
Retained earnings	343,963
Total shareholders' equity	8,576,446
Total liabilities and shareholders' equity	$13,707,982

The accompanying notes are an integral part of these financial statements.

	For the Years Ended December 31,	
	2004	2003
Advertising revenues, net	$5,948,701	$6,920,660
Publishing costs	902,326	1,278,569
Gross profit	5,046,375	5,642,091
Operating costs and expenses:		
Selling expenses	2,627,616	2,782,314
General and administrative expenses	2,829,308	2,482,580
Total operating costs and expenses	5,456,924	5,064,894
(Loss) income from operations	(410,549)	377,197
Interest income	191,384	217,895
Gain from sale of the New Yellow Manhattan directory	---	1,207,997
Realized gain on marketable securities	395,134	37,586
Total other income	586,518	1,463,478
Income from continuing operations before provision for income taxes	175,969	1,840,675
Provision for income taxes	70,802	280,162
Income from continuing operations	105,167	1,560,513
Discontinued Operations:		
Gain from sale of Blackbook, net of tax effect of $775,000	1,164,213	---
(Loss) gain from operations of Blackbook, net of tax benefit of $156,000 in 2004 and provision of $8,000 in 2003	(234,343)	38,451
Income from discontinued operations	929,870	38,451
Net income	$1,035,037	$1,598,964
Basic net income per common share outstanding		
Continuing operations	$0.04	$0.54
Discontinued operations	$0.30	$0.01
Total net income per common share - Basic	$0.34	$0.55
Diluted net income per common share outstanding		
Continuing operations	$0.03	$0.52
Discontinued operations	$0.29	$0.01
Total net income per common share - Diluted	$0.32	$0.53
Weighted average number of common shares outstanding		
- Basic	3,065,080	2,933,164
- Diluted	3,243,101	3,037,155

The accompanying notes are an integral part of these financial statements.

	Common Stocks		Additional Paid-in	Treasury Shares		Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Totals
	Shares	Amount	Capital	Shares	Cost				
Balance, December 31, 2002	2,996,190	$2,996	$8,012,947	68,730	$(231,113)	$(125,886)	$22,418	$(678,636)	$7,002,726
Issuance of common stock from exercise of options	49,000	49	71,531						71,580
Amortization of deferred compensation						15,236			15,236
Cancellation of options issued to consultants			(29,650)			29,650			----
Unrealized gains on preferred stocks and other marketable securities, net of income taxes							79,767		79,767
Dividend declared to be paid at 1/5/2004 ($0.25 per share)								(744,113)	(744,113)
Net income								1,598,964	1,598,964
Balance, December 31, 2003	3,045,190	$3,045	$8,054,827	68,730	$(231,113)	$(81,000)	$102,185	$176,215	$8,024,159
Issuance of common stock from exercise of options	125,000	125	266,855						266,980
Non cash compensation			18,933			27,080			46,013
Forfeit of gain on sale of restricted stocks			10,779						10,779
Tax benefit related to stock options exercised			145,640						145,640
Unrealized loss on preferred stocks and other marketable securities, net of income taxes							(84,873)		(84,873)
Dividend declared to be paid at 1/5/2005 ($0.28 per share)								(867,289)	(867,289)
Net income								1,035,037	1,035,037
Balance, December 31, 2004	3,170,190	$3,170	$8,497,034	68,730	$(231,113)	$(53,920)	$17,312	$343,963	$8,576,446

The accompanying notes are an integral part of these financial statements.

	For the Years Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$1,035,037	$1,598,964
Adjustment to reconcile net income to net cash provided by (used in) operating activities -		
Gain on sale of New Yellow Manhattan directory	---	(1,207,997)
Gain on sale of Blackbook	(1,939,213)	---
Depreciation and amortization	125,040	114,561
Non cash compensation expense	46,013	15,287
Bad debt expense	798,783	876,057
Realized gain on sale of marketable securities	(395,134)	---
Deferred taxes	4,552	439,104
Tax benefit related to stock options exercised	145,640	---
Changes in operating assets and liabilities net of effects of disposition -		
Accounts receivable	(504,094)	(497,460)
Directories in progress	162,294	319,485
Other current and non current assets	56,595	(86,184)
Accounts payable and accrued expenses	(409,723)	234,952
Commissions payable	(116,817)	(61,500)
Advanced billings for unpublished directories	176,811	(722,013)
Income taxes payable	454,746	(113,425)
Assets and liabilities from discontinued operation	---	(262,760)
Net cash (used in) provided by operating activities	(359,470)	647,071
Cash flows from investing activities:		
Investment in Dune Medical Devices	---	(100,000)
Investment in preferred stocks, other marketable securities and annuity contract	(10,446,362)	(8,573,154)
Proceeds received on sale of New Yellow Manhattan directory, net of expenses	---	1,207,997
Proceeds received on sale of Blackbook, net of expenses	1,800,245	---
Proceeds from sale of preferred stocks and marketable securities	11,842,833	7,901,498
Sale of property and equipment	---	46,200
Purchase of property and equipment	(24,969)	(130,932)
Net cash provided by investing activities	3,171,747	351,609
Cash flows from financing activities:		
Proceeds from exercise of options	266,980	71,528
Dividend paid	(744,113)	---
Proceeds from forfeit of gain on sale of restricted stocks	10,779	---
Net cash (used in) provided by financing activities	(466,354)	71,528
Net increase in cash and cash equivalents	2,345,923	1,070,208
Cash and cash equivalents, beginning of year	1,201,819	131,611
Cash and cash equivalents, end of year	$3,547,742	$1,201,819
Supplemental cash flow information:		
Taxes paid during the year	$88,935	$21,936
Dividends declared but not paid	$867,289	$744,113

The accompanying notes are an integral part of these financial statements.

1. The Company

DAG Media, Inc. ("the Company") publishes and distributes print and online business directories for domestic niche markets. The principal source of revenue comes from the sale of ads in these directories. As a sales incentive the Company may also provide added values such as a referral service and a consumer discount club.

The Company operates Internet portals, *JewishYellow.com* targeting worldwide Jewish communities and *JewishMasterguide.com*, targeting the ultra-orthodox and Hasidic communities as well as *NewYellow.com*.

Dispositions

New Yellow Manhattan, DAG Media's *New Yellow Manhattan* directory was sold on August 22, 2003 to Yellow Book USA for $1.3 Million in cash. Under the agreement, DAG Media published and distributed the October 2003 and April 2004 editions of the directory.

On August 24, 2004, the Company sold its wholly owned subsidiary, Blackbook Photography Inc. to Modern Holdings Incorporated, for $2.25 million. Under the stock purchase agreement, $2.125 million was paid in cash at the closing and the additional $125,000 will be held in escrow until August 2005, pending the resolution of certain open matters. The Company recorded a gain on the sale of the Blackbook amounting to $1,164,213 which is net of $775,000 for income taxes and $310,787 for finder's fee, compensation to sales franchisees, bonuses to employees and legal expenses. Net revenue from the discontinued operation was $799,619 and $2,165,010 for the years ended December 31, 2004 and 2003.

Accordingly, the Company has reflected the sale of the Blackbook as a discontinued operation in the accompanying financial statements. As a result, revenues, publishing costs, and related expenses have been reclassified in the statement of operations and shown separately as a net amount under the caption loss from discontinued operations for all periods presented. Accordingly the Company recorded a net loss from discontinued operations totaling $234,343 and net gain of $38,451 for the years ended December 31, 2004 and 2003.

On January 7, 2005, the Company announced the proposed sale of its classified directories business, consisting of the *Jewish Israeli Yellow Pages* and the *Master* or *Kosher Guide*. The sale would include applicable trademarks, trade names and other intellectual property.

In the meantime, the Company will continue to publish and expand its existing niche ethnic directories. We will keep on enhancing our expansion capability through the retention of additional sales personnel and sales offices.

2. Significant Accounting Policies

Principals of Consolidation

The consolidated financial statements includes the account of DAG Media, Inc. and its wholly owned subsidiary, Blackbook Photography Inc. through August 24, 2004, the date in which Blackbook Photography Inc. was sold. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

The use of estimates is mainly in the "Allowance for doubtful accounts", on the Company's Balance Sheet.
The allowance is determined based on an aging of accounts receivable and the publication date of each edition to which the outstanding balances relates. The estimates are based on a preset number of assumptions that considers past experience as well

as a projection of the Company's ability to collect the receivable balance. The assumptions take into consideration the Company's internal ability for "in-house" collections at a given period (i.e. how many employees are currently fulfilling this position and their ability to collect) as well as the capability of the third party collecting agency to collect from the submitted accounts at a given period (i.e. the average aging of the accounts submitted and its total balances). In addition, the Company considers in its assumptions, general financial market conditions as well as the condition of it customers and adjusts its allowances accordingly.

The Company analyzes receivables on a quarterly basis and takes into consideration significant events such as the disposition of divisions. The Company uses past experience and reality tests to set up the most accurate allowances percentage required per each previously printed edition and to eliminate as possible deviations from actual results.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities and Short Term Investment – Insurance Annuity Contract

Marketable securities are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. None of the assets classified as marketable securities constitute investments in debt securities. Accordingly, no additional disclosure is needed under paragraph 20 of SFAS 115.

On June 25, 2003, the Company purchased a 5-year Guaranteed Growth Annuity (GGA) contract for $1 million. The annuity guarantees interest of 3.65% for its first two years; 3.00% for the following two years; and has a minimum guaranteed interest rate of 3.00% for the remaining period.

The Company's securities consist of the following:

As of 12/31/2004	Fair Value	Cost	Holding Gains
Preferred Stocks	407,340	399,820	7,520
Insurance Annuity Contract	1,052,523	1,000,000	52,523
Marketable Securities	4,976,685	5,007,874	(31,189)
Total	$6,436,548	$6,407,694	$28,854

As of 12/31/2003	Fair Value	Cost	Holding Gains
Preferred Stocks	911,019	882,254	28,765
Insurance Annuity Contract	1,018,536	1,000,000	18,536
Marketable Securities	5,649,786	5,526,779	123,543
Total	$7,579,341	$7,409,033	$170,309

Directories in Progress/Advanced Billings for Unpublished Directories

Directories in progress mainly include direct production costs and commissions incurred applicable to unpublished directories. Advanced billings for unpublished directories arise from billings on advertising contracts. Upon publication, revenue and the related expense are recognized.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease agreement or the useful life of the assets.

Trademarks

Trademarks are amortized over their estimated useful live of 25 years.

As of December 31, 2004, gross carrying amounts of trademarks were $350,981 with accumulated amortization of $78,973. Amortization expenses for years ended December 31, 2004 and 2003 were $14,039.

Estimated amortization expenses:

For year ended 12/31/2005 -	$14,039
For year ended 12/31/2006 -	$14,039
For year ended 12/31/2007 -	$14,039
For year ended 12/31/2008 -	$14,039
For year ended 12/31/2009 -	$14,039

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Revenue Recognition

Advertising revenues are recognized under the point-of-publication method, which is generally followed by publishing companies. Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

Since our contracts sell ads for two consecutive editions, we recognize 50% of its revenues and charge 50% of its related direct expense upon publication of the first directory whereas the remaining 50% is recognized upon publication of the second edition. Therefore, advertising revenues are recognized under the point-of-publication method ("Publication Method"), which is generally followed by publishing companies. Under this method, revenues and expenses are recognized when the related directories are published. Similarly, costs directly related to the publication of a directory in advance of publication are recorded as "Directories in progress" on the accompanying balance sheet and are recognized when the directory to which they relate is published. All other costs are expensed as incurred.

As a result of recognizing revenues according to the Publication Method, the Company spreads and allocates its revenues and related direct expenses over the lifetime of the contracts. On the publication of the first of the two directories covered by a contract we recognize 50% of the revenue and related expenses. The remaining 50% of the total contract revenues are presented on the Balance Sheet as "Advance billing for unpublished directories" and are recognized with the publication of the next edition.

The Company maintains an Internet site which provides limited advertising services and links to other Internet sites. The Company does not sell these services, rather they are provided as a supplement to print services in order to provide the Company with a presence on the Internet. The Company does not record revenue from such services since customers place no value on the advertising and are not willing to pay for such services. In this regard, the Company follows the guidance in FASB Emerging Issues Task Force (EITF) Issue No. 99-17, Accounting for Advertising Barter Transactions, which states that revenue and expense from an advertising barter transaction should be recognized at fair value only if the fair value of the advertising provided is determinable based on the entity's own historical practice of receiving cash or other consideration that is readily convertible into cash for similar advertising from buyers unrelated to the counterparty. The performance of these services by the company is also considered to be inconsequential based on the guidance in SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, since the failure to provide these services would not result in the customer receiving a refund or rejecting the delivered services performed to date. In addition, the Company has a demonstrated history of completing these services in a timely manner and reliably estimating the remaining costs, which are minimal.

The Company does not account for its online advertising services since based on customer inquiries and tests we found that our customers place no value on our online services and are not willing to pay for those online services. We have not invested significant funds in our websites, unlike some of our competitors, and our sites are relatively limited and provide basic and minimal services only. Once a customer signs a contract with us, his or her business details are posted into our websites and will stay there infinitely.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. The allowances for doubtful accounts is evaluated based on management's periodic review of accounts and notes receivable and is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance calculation is initially based on an aging of accounts receivable and the publication date of each edition to which the outstanding balances relates. The estimates are based on a preset number of assumptions that consider past experience as well as projection of the Company's ability to collect the receivable balance. The assumptions take into consideration the Company's internal ability for "in-house" collections at a given period (i.e. how many employees are currently fulfilling this positions and their ability to collect) as well as the capability of the third party collecting agency to collect from the submitted accounts at a given period. (i.e. the average aging of the accounts submitted and its total balances). In addition, the Company considers in its assumptions, general financial market conditions as well as the condition of it's customers and adjusts its allowances balance accordingly.

The calculation for the allowance as of December 31, 2004:

	Allowance for Doubtful Accounts
Prior year editions	$92,000
Current year editions	$92,300
NY Manhattan special allowances	$84,000
General allowances (5%)	$72,000
Total	$340,000

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

The following table reconciles the number of weighted average common shares outstanding for basic and diluted earnings per share:

	Years Ended December 31,	
	2004	2003
Basic	3,065,080	2,933,164
Incremental shares for assumed exercise of options	178,021	103,991
Diluted	3,243,101	3,037,155

111,440 and 174,440 stock options were not included in the diluted earnings per share calculation for the 2004 and 2003 fiscal years, respectively, as their effect would have been anti-dilutive.

Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired include: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. No impairment charges have been recorded during the years ended December 31, 2004 and 2003.

Stock-Based Compensation

At December 31, 2004, the Company has a stock based compensation plan, which is described more fully in Note 6. As permitted by the SFAS No. 123, "Accounting for Stock Based Compensation", the Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". Compensation expense for stock options issued to employees is based on the difference on the date of grant, between the fair value of the Company's stock and the exercise price of the option. No stock based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock at the date of grant. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, or in Conjunction With Selling Goods Or Services". All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Reported net income	$1,035,037	$1,598,964
Deduct:		
Total stock based employee compensation expenses determined under fair value based method for all awards, net of related tax effect	(95,275)	(71,231)
Pro forma net income	$939,762	$1,527,733
Reported basic net income per common share	$0.34	$0.55
Reported diluted net income per common share	$0.32	$0.53
Pro forma basic net income per common share	$0.31	$0.53
Pro forma diluted net income per common share	$0.29	$0.50

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2004 and 2003, respectively: (1) expected life of 5 years; (2) no dividend yield; (3) expected volatility 70%; (4) risk free interest rate of 5% and 6%.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions, which invest primarily in marketable securities and high quality corporate obligations. The Company believes that concentration of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses.

Fair Value of Financial Instruments

For cash and cash equivalents, accounts receivable and account payable the carrying amount approximates fair value due to the short-term nature of such instruments.

Advertising Expenses

Advertising expenses are expenses as occurred. There were advertising expenses of $144,441 and $68,622 for the years ended December 31, 2004 and 2003, respectively.

Other Comprehensive Income

Other comprehensive income consists of unrealized gains on marketable securities net of the related tax effect. The Company's comprehensive income is $950,164 and $1,678,731 for the years ended December 31, 2004 and 2003.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e. the requisite service period or vesting period). The Company cannot estimate the current impact on the financial statements. This standard becomes effective on January 1, 2006 for small business issuers. The Company will adopt SFAS 123R beginning in the Company's first fiscal quarter of 2006.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Property and Equipment

Property and equipment, at cost, consist of the following at December 31, 2004:

Office equipment	$273,805
Automobiles	139,813
Leasehold improvements	65,911
Total property and equipment	479,529
Less: accumulated depreciation	(281,431)
Property and equipment, net	$198,098

Depreciation expense was approximately $93,800 and $115,500 for the years ended December 31, 2004 and 2003, respectively.

4. Income Taxes

The (provision) benefit for income taxes relating to continuing operations consists of the following:

	For the Years Ended December 31,	
	2004	2003
Current Taxes:		
Federal	$53,101	$(184,068)
State	17,701	(51,090)
	70,802	(235,158)
Deferred Taxes:		
Federal	---	399,373
State	---	115,947
	---	515,320
Provision for income taxes	$70,802	$280,162

The provision for income taxes relating to discontinued operations consists of the following:

	For the Years Ended December 31,	
	2004	2003
Current Taxes:		
Federal	$464,250	$6,000
State	154,750	2,000
Provision for income taxes	$619,000	$8,000

At December 31, 2004, deferred income taxes are comprised of $11,451 related to unrealized gains on marketable securities.

The provision for income taxes on earnings differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31	2004	2003
Federal Statutory Rate	34%	34%
State income taxes, net of federal tax benefit	6%	(6%)
Utilization of net operating loss	---	(11%)
Other	---	(2%)
Provision for income taxes	40%	15%

5. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable employees. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible employees to participate. It is a "Matching Contribution" plan under which eligible employees may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $9,000), with the Company matching on a dollar-for-dollar basis up to 3% of the employees' compensation (with a cap of $9,000). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For fiscal year 2004 and 2003 the Company contributed $9,000 and $8,000 respectively, as a matching contribution to the IRA Plan.

6. Stock Option Plan

The Company adopted the 1999 Stock Option Plan (the "Plan"), as amended, reserving 704,000 common shares of the Company for issuance upon exercise of stock options granted pursuant to the Plan. At December 31, 2004 and 2003, 91,560 and 85,560 options were available for future grants under the plan, respectively.

The exercise price of options granted under the Plan may not be less than the fair market value on the date of grant. The options may vest over a period not to exceed ten years. Stock options under the Plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under the Plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then upon each additional year in office. The objectives of the Plan include attracting and retaining key personnel, providing for additional performance incentives and promoting the success of the Company by increasing the efforts of such officers, employees, consultants and directors. The Plan is the only plan that the Company has adopted with stock options available for grant.

The Company accounts for the employee options under APB Opinion No. 25, under which no compensation cost has been recognized as all options granted to employees during 2004 and 2003, have been granted at the fair market value of the Company's common stock. Options granted to consultants are accounted for under SFAS No. 123 and EITF No. 96-18 and are measured using Black-Scholes option pricing model. Compensation costs of $2,976 and $15,236 were charged to operations in 2004 and in 2003, respectively.

The weighted average fair value of options granted during the year ended December 31, 2004 and 2003 was $1.21 and $1.10, respectively.

The following summarizes stock option activity for 2004 and 2003:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	387,440	$1.81
Granted	155,000	$2.46
Exercised	(49,000)	$1.46
Forfeited	(25,000)	$1.66
Outstanding at December 31, 2003	468,440	$2.67
Granted	125,000	$4.09
Exercised	(125,000)	$2.14
Forfeited	(30,000)	$2.93
Outstanding at December 31, 2004	438,440	$3.21

As of December 31, 2004 and 2003 there were exercisable options amounting to 430,253 and 302,587 respectively, with a weighted average exercise price of $2.26 and $2.12, respectively. As of December 31, 2004 and 2003 the weighted average remaining contractual life of options outstanding are 2.95 and 3.17, respectively.

In connection with the Company's initial public offering the Company issued 132,500 warrants to the underwriters of the initial public offering. The warrants are convertible into the same number of common shares at an exercise price of $7.80 per warrant. The warrants are exercisable over a four-year period beginning on the first anniversary of the offering. All of the warrants were expired on May 13, 2004.

7. Shareholders' Equity

In August 1999, the Board of Directors of the Company authorized a stock repurchase program. The program authorizes the Company to purchase up to 150,000 common shares of the Company within the upcoming years. As of December 31, 2000, the Company has purchased 68,730 common shares at an aggregate cost of approximately $231,000. None of the proceeds of the Company's initial public offering have been used in connection with this stock repurchase program. In September 20, 2001 the Board of the Directors of the Company authorized a stock repurchase program that allows the Company additional purchase up to 200,000 common shares of the Company, out of the available funds of the Company, in the open market within the ensuing year. The purpose of the stock repurchase program is to help the Company achieve its long-term goal of enhancing shareholder value. No additional shares were repurchased during fiscal years 2004 and 2003.

8. Commitments and Contingencies

Operating Leases

The Company has various lease and rental commitments ending 2008 for its offices, automobiles and equipment. At December 31, 2004, approximate future minimum rental payments under these commitments are as follows:

2005	108,133
2006	103,678
2007	82,951
2008	60,801
Total	$355,563

Rent expense was approximately $83,000 and $148,000 in 2004 and 2003, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. In August 2004, the Board of Directors approved Mr. Ran a one-time bonus of $154,000 due to the sale of the Blackbook Photography Inc. Mr. Ran's annual compensation was $378,154 and $202,500 during fiscal years 2004 and 2003.

Contingencies

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management and counsel, it is not anticipated that the settlement or resolution of any such matters will have a material adverse impact on the Company's financial position, liquidity or results of operations.

On February 24, 2004 the Jewish Sephardic YellowPages Ltd. (the "Plaintiff") filed a claim against the Company in the U.S. District Court for the Eastern District of New York, challenging the Company's ownership of its federally registered trademark "Kosher Yellow Pages" and seeking declaratory judgment, injunctive relief and compensatory, punitive and monetary damages against the Company in connection with the Company's use of the trademark. The Company filed an answer on April 7, 2004 vigorously denying Plaintiff's claims and asserting that there is no basis for liability. The Company has also asserted a counterclaim and third party complaint against Plaintiff and the Plaintiff's owner in which it seeks a declaratory judgment that the Company is the rightful owner of the mark "the Kosher Yellow Pages", and seeking injunctive relief, compensatory, punitive and monetary damages and other relief against the continuing, unauthorized use of this trademark by the Plaintiff. As of December 31, 2004, we asked for the court's permission to file a motion for summary judgment, which was granted by the court.

9. Related Parties Transactions

During 2004 and 2003, the Company has paid $105,000 and $71,000, respectively, in legal fees to Morse, Zelnick Rose & Lander LLP for legal advice and representation. Stephen A. Zelnick, a director of the Company, is a partner of Morse, Zelnick, Rose & Lander LLP.



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Dag Media, Inc.

We have audited the accompanying consolidated balance sheet of Dag Media, Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dag Media, Inc. and subsidiary as of December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period then ended, in conformity with United States generally accepted accounting principles.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

January 21, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Yael Shimor-Golan
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
DAG Media Inc.

Yael Shimor-Golan
Chief Financial Officer, Treasurer and Secretary
DAG Media Inc.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Michael J. Jackson (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

Stephen A. Zelnick Esq. (1)
Partner
Morse, Zelnick, Rose & Lander LLP

Howard Bernstein
Chief Executive Officer
Bernstein & Andriulli

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100

OTHER INFORMATION

A copy of the Company's annual report on Form 10-KSB, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

DAG Media, Inc.
Investor Relations Department
125-10 Queens Boulevard, Suite 14
Kew Gardens, New York 11415
(800) 261-2799

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

DAG MEDIA Inc. is traded on the NASDAQ Small Cap Market under the symbol DAGM.

The following table sets forth the high and low bid prices as quoted by The Nasdaq SmallCap Market in the years 2004 and 2003. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	Bid Prices	
2003	High	Low
First Quarter	$1.95	$1.51
Second Quarter	$3.49	$1.60
Third Quarter	$4.20	$1.84
Fourth Quarter	$4.34	$3.00
2004		
First Quarter	$7.60	$3.23
Second Quarter	$6.69	$3.81
Third Quarter	$3.96	$2.81
Fourth Quarter	$5.62	$3.25
2005		
First Quarter	$4.11	$3.38

(b) Holders

As of April 15, 2005, the approximate number of record holders of the Common Stock of the Company was 15 but the Company estimates that it has more than 450 beneficial owners.

(c) Dividends

Due to the increase in both income and cash related to the Company's sale of the Blackbook Photography Inc., the Company declared dividend of $0.28 cents per share to all shareholders of record on December 1, 2004. The dividend was paid on January 5th, 2005. We also announced the payment of $0.10 per share quarterly dividend during 2005.

DAG MEDIA Inc.
125-10 Queens Blvd., Suite 14
Kew Gardens, NY 11415
TEL: 718-520-1000
FAX: 718-793-2522